MAFCO HOLDINGS INC.
                  35 East 62nd Street, New York, New York 10021




October 10, 2003

Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York  10022

Attention: Mr. Lorne A. Weil

Ladies and Gentlemen:

     Reference is made to that certain Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") we are entering into contemporaneously with this letter agreement with Cirmatica Gaming, S.A., a Spanish corporation ("SELLER"), which provides for the purchase, upon the terms and conditions set forth therein, by Mafco Holdings Inc., a Delaware corporation, or one of its affiliates ("BUYER"), of all the Securities owned by Seller, and the assignment to Buyer of all of Seller's rights under the Existing Agreements. All capitalized terms used herein without definition shall have the meanings ascribed to them in the Stock Purchase Agreement.

     You and we acknowledge and agree, for good and adequate consideration, the sufficiency of which is hereby acknowledged, as follows:

     (a) COMPANY REPRESENTATIONS AND WARRANTIES. The Company hereby represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

          (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to execute and deliver this letter and to perform its obligations under this letter in accordance with its terms. The Company has taken all necessary corporate action to authorize the execution and delivery of this letter and the consummation of the transactions contemplated hereby and to approve such transactions and the transactions contemplated by the Stock Purchase Agreement for the purposes of
               Section 203 of the Delaware General Corporate Law. This letter is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (assuming due authorization, execution and delivery hereof by Buyer).

          (ii) The execution and delivery of this letter and the Stock Purchase Agreement do not, and, assuming receipt of the Approvals, the consummation of the transactions contemplated by this letter and the Stock Purchase Agreement will not, conflict with, or result in any violation of, or constitute a default


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               (with or without notice or lapse of time, or both) or give any person the right to exercise any remedy under, (i) any provision of the Certificate of Incorporation or Bylaws of the Company or
               (ii) any material mortgage, indenture, lease or other material agreement or instrument to which the Company or any of its subsidiaries is a party, or (iii) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or any of their properties or assets, except (in this clause (iii)) for such conflicts, violations, defaults or rights as would not have a material adverse effect on the Company.

          (iii) Other than the Approvals , order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental or quasi-governmental authority or instrumentality, domestic or foreign, is required to be obtained or made by the Company in connection with the execution and delivery of this letter by the Company or the performance of its obligations hereunder or the execution, delivery or consummation of the transactions contemplated by the Stock Purchase Agreement, except where the failure to obtain or make would not have a material adverse effect on the Company.

          (iv) The dividend payable on the Series A Shares on September 30, 2003 was paid in additional Series A Shares in accordance with the terms of the Series A Certificate of Designations (as defined below) and the dividend payable on the Series A Shares on December 30, 2003 will be paid in additional Series A Shares in accordance with the terms of the Series A Certificate of Designations.

     (b) BUYER REPRESENTATIONS AND WARRANTIES. Buyer hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

          (v) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to execute and deliver this letter and to perform its obligations under this letter in accordance with its terms. Buyer has taken all necessary corporate action to authorize the execution and delivery of this letter and the consummation of the transactions contemplated hereby. This letter is a valid and legally binding obligation of Buyer, enforceable in accordance with its terms (assuming due authorization, execution and delivery hereof by the Company).

          (vi) The execution and delivery of this letter and the Stock Purchase Agreement do not, and, assuming receipt of the Approvals, the consummation of the transactions contemplated by this letter and the Stock Purchase Agreement will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) or give any person the right to exercise any remedy under, (i) any provision of the Certificate of

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               Incorporation or Bylaws of Buyer or (ii) any material mortgage, indenture, lease or other material agreement or instrument to which Buyer or any of its subsidiaries is a party, or (iii) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or any of its subsidiaries or any of their properties or assets, except (in this clause (iii)) for such conflicts, violations, defaults or rights as would not have a material adverse effect on the Buyer.

          (vii) Other than the Approvals, no consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental or quasi-governmental authority or instrumentality, domestic or foreign, is required to be obtained or made by Buyer in connection with the execution and delivery of this letter by Buyer or the performance of its obligations hereunder or the execution, delivery or consummation of the transactions contemplated by the Stock Purchase Agreement.

     (c) RELIANCE ON PUBLIC INFORMATION; NO OTHER REPRESENTATIONS OR WARRANTIES. The Company agrees and acknowledges that Buyer has entered into the Stock Purchase Agreement in reliance upon publicly available information regarding the Company and its business, and that Buyer shall have no lesser or greater rights under the Exchange Act with respect to such information than other purchasers of the Company's securities. Buyer agrees and acknowledges that (i) the Company is not making, and Buyer is not relying on, any representations or warranties of the Company except as set forth in this letter agreement and (ii) Buyer has had the opportunity to discuss the Company's business with the Company's representatives and had access to such Company facilities, books and records as it has requested.

     (d) CONTINUATION OF RIGHTS. The Company agrees and acknowledges that, following the consummation of the transactions contemplated by the Stock Purchase Agreement and Buyer's execution and delivery of a notice substantially in the form attached as Annex I hereto, Buyer will possess all of the rights of Seller as of the date hereof vis a vis the Company under the Existing Agreements and the Securities (subject to the obligations under the Existing Agreements), and that such rights shall include, without limitation, the right to elect four members of the Company's board of directors. For the avoidance of doubt, the Company confirms that no transactions have been, or will be prior to or after Closing, effected, approved or authorized by the Company that would have the effect of modifying, limiting or restricting the aforementioned rights in any way, without the prior written consent of Buyer; PROVIDED that Buyer acknowledges that Seller has consented to the registration and issuance of securities pursuant to a letter agreement which is attached here to as Annex II (the "CONSENTS") (it being understood that the grant of options on one million shares of Common Stock to Mr. Weil is included within the stock option plans previously consented to by Seller or in respect of which no consent was required), which include a consent to the issuance by the Company of shares of Common Stock (and/or securities convertible into, or exercisable for, Common Stock), such number of shares of Common Stock so issued (or issuable upon conversion or exercise of such other securities) not to exceed 10 million shares of Common Stock (such number subject to equitable adjustment in the event of stock splits or combinations) (the "TEN MILLION SHARES CONSENT"). Notwithstanding the immediately preceding sentence, the Company shall not, prior to the closing under the Stock Purchase

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

Agreement, include shares of Common Stock issuable upon conversion of the Series A Shares in a registration statement filed with the Securities and Exchange Commission. The Company will not assert any breach by Seller of any Existing Agreement as a basis for affecting the rights of Buyer under the Existing Agreements. Seller and Buyer agree that Buyer shall have the preemptive rights provided for in Section 3(b) of the Stockholders' Agreement with respect to issuances contemplated by the Ten Million Shares Consent, and Buyer agrees that such preemptive rights shall be provided in a manner that does not unduly interfere with the Company's ability to effectuate financings contemplated by the Ten Million Shares Consent; PROVIDED that Buyer shall continue to have the protection against dilution of its interest in the Company contemplated by such
Section 3(b).

     (e) BOARD OF DIRECTORS. (i) At Closing, the Company shall take all actions necessary and appropriate to cause each of the three persons nominated by Buyer to be a director of the Company (in addition to Peter Cohen) to fill the vacancies created by the resignations of Seller's designees, effective as of the Closing.

     (ii) The Company and Buyer agree that, notwithstanding the provisions of
Section 4(b) of the Stockholders' Agreement, Buyer shall have the right to designate and have elected and appointed: (A) four (4) directors, provided that Buyer beneficially owns in the aggregate shares of Common Stock plus shares of Preferred Stock having the right to convert into a number of shares of Common Stock that equals or exceeds twenty percent (20%) of (x) the number of shares of Common Stock outstanding plus (y) the number of shares of Common Stock into which or for which all outstanding securities of the Company convertible into or exercisable or exchangeable for Common Stock may be converted, exercised or exchanged, minus (z) the aggregate number of shares of Common Stock and shares underlying other securities convertible into or exercisable or exchangeable for Common Stock issued pursuant to the Ten Million Shares Consent (such amount including (x), (y) and (z), the "ADJUSTED FULLY DILUTED SHARE AMOUNT"); (B) three (3) directors, provided, that Buyer beneficially owns in the aggregate shares of Common Stock plus shares of Preferred Stock having the right to convert into a number of shares of Common Stock that equals or exceeds sixteen percent (16%) of the Adjusted Fully Diluted Share Amount; (C) two (2) directors, provided, that Buyer beneficially owns in the aggregate shares of Common Stock plus shares of Preferred Stock having the right to convert into a number of shares of Common Stock that equals or exceeds nine percent (9%) of the Adjusted Fully Diluted Share Amount; and (D) one (1) director, provided, that Buyer beneficially owns in the aggregate shares of Common Stock plus shares of Preferred Stock having the right to convert into a number of shares of Common Stock that equals or exceeds four and six-tenths percent (4.6%) of the Adjusted Fully Diluted Share Amount. The intention of the immediately preceding sentence is that the directors designated pursuant to Section 4(b) of the Stockholders' Agreement, Section 5(d) of the Series A Certificate of Designations and Section 6(c) of the Certificate of Designations governing the Series B Preferred shall include the individuals designated pursuant to this Section (e)(ii) and shall in any event not exceed the number of directors to be designated pursuant to this Section (e)(ii), The Company and Buyer further agree that, notwithstanding the provisions of Section 4(b)(iv) of the Stockholders' Agreement but subject to applicable law, Buyer's rights to select and designate directors (including replacement directors) shall not be restricted as long as Buyer is entitled to designate at least one but not more than two directors pursuant to this Agreement. The Company will, and Buyer will cooperate to, take any further steps that are necessary or appropriate to fully implement the foregoing provisions.

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     (f) EXPENSES. At the Closing, the Company shall pay to Buyer an amount in cash equal to the expenses incurred by Buyer in connection with the Stock Purchase Agreement and the transactions contemplated thereby, up to a maximum of $1,000,000.

     (g) APPROVALS. Between the date hereof and the Closing, each of Buyer and the Company will use its reasonable best efforts to obtain, and will cooperate with each other in obtaining, as promptly as practicable and in any event prior to the Closing, the Approvals and all other governmental and regulatory approvals required with respect to the transactions contemplated by the Stock Purchase Agreement (including consents from governmental or quasi-governmental authorities pursuant to lottery or gaming agreements with such authorities). Each of us agrees to make all required filings, and to execute all required documents, certifications, forms, etc., and to provide the other with notice of any requests or inquiries made by governmental or quasi-governmental authorities relating to such approvals and consents, including copies of any written request or inquiry received from any governmental or quasi-governmental authority. Buyer shall not waive the closing conditions set forth in Section 2.2(a)(v) and (vi) of the Stock Purchase Agreement nor shall it consent to amend such conditions.

     (h) NO MANIPULATION. During the Valuation Period, the Company shall not, directly or indirectly through its affiliates, agents or representatives, purchase any Common Stock (or any interest in Common Stock), other than transactions in the ordinary course, required by law or pursuant to preexisting obligations, such as purchases to satisfy stock option issuances.

     (i) PRECLOSING RESTRICTIONS. Between the date hereof and the Closing, except with the prior written consent of Buyer, the Company will not (i) redeem or otherwise acquire, or offer to redeem or otherwise acquire, any Securities,
(ii) except for the matters contemplated by the Consents, take any of the actions set forth in Section 6(c) of the Certificate of Designations governing the Series A Preferred (the "SERIES A CERTIFICATE OF DESIGNATIONS") or Section 6(b) of the Certificate of Designations governing the Series B Preferred or
(iii) amend, or permit the amendment of, any of the Existing Agreements to which it is a party.

     (j) PUBLICITY. Between the date hereof and the Closing, each of the Company and Buyer agree to consult with each other and to coordinate the issuance of any press release or similar public announcement or communication relating to the execution or performance of this letter or the Stock Purchase Agreement or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, neither party shall be restrained, after consultation with the other party, from making such disclosure as it shall be advised by counsel that it is required to make by law or regulation or by the rules of any stock exchange or NASDAQ.

     (k) INDEMNIFICATION. The representations and warranties and agreements set forth in this letter shall survive the Closing. The Company agrees to indemnify, defend and hold harmless Buyer, its affiliates and its directors, officers, employees, successors, assigns, agents and representatives, from and against all losses, liabilities, damages, deficiencies, demands, claims, actions, judgments or causes of action, assessments, costs or expenses (including, without limitation, interest, penalties and reasonable attorneys' fees, disbursements and related charges) based upon, arising out of or otherwise in respect of any inaccuracy in or any breach of any representation, warranty, covenant or agreement of the Company contained in this letter. Buyer agrees to

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indemnify, defend and hold harmless the Company, its affiliates and its directors, officers, employees, successors, assigns, agents and representatives, from and against all losses, liabilities, damages, deficiencies, demands, claims, actions, judgments or causes of action, assessments, costs or expenses (including, without limitation, interest, penalties and reasonable attorneys' fees, disbursements and related charges) based upon, arising out of or otherwise in respect of any inaccuracy in or any breach of any representation, warranty, covenant or agreement of Buyer contained in this letter.

     (l) STANDSTILL. The provisions of Section 4(a) (Standstill) of the Stockholders Agreement shall continue to apply to Buyer with the changes set forth in the immediately following sentence, and shall supercede the provisions of the tenth paragraph of the confidentiality agreement dated as of September 8, 2003 between us (which shall have no further force or effect). Buyer agrees that
Section 4(a) of the Stockholders Agreement shall be amended so that (A) the words "(A) for four years from the closing of the merger of a wholly owned Subsidiary of the Company with and into Scientific Games Holding Corp. (the "Merger")" shall be deleted and replaced with the words "(A) prior to October 10, 2005" and (B) the words "(B) for three years from the closing of the Merger" shall be deleted and replaced with the words "(B) prior to October 10, 2004"; PROVIDED that Buyer shall not be responsible for compliance by any Stockholder (as defined in the Stockholders Agreement) that is not affiliated with Buyer with such amended provisions.

     This letter may be executed in two counterparts, all of which taken together shall constitute one instrument. No amendment to this letter shall be effective unless it is in writing and signed by each of the parties hereto. Notices delivered with respect to this letter shall be in writing and shall be effective when personally delivered or delivered by telecopy at the appropriate address or number designated below.

     Buyer and the Company will cooperate and take all reasonable actions to ensure that Buyer's acquisition of the Securities pursuant to the Stock Purchase Agreement will not result in the loss of the Company's licenses or approvals to do business in New Jersey or West Virginia. This letter agreement will terminate on the earlier of (x) such date on which the Stock Purchase Agreement shall terminate, or (y) April 1, 2004, provided that clauses (j) and (k) shall survive any such termination.

     If any provision of this letter shall be held illegal, void or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect, and the parties hereto agree to take all actions necessary to give the fullest possible effect to the intentions of the parties with respect to the illegal, void or unenforceable provision.

     This letter shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York (without regard to the conflicts of interests rules of such State). Any dispute arising out of this letter shall be submitted to the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City. Each party waives the right to a trial by jury in connection with any such dispute.

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                                Very truly yours,



                                    MAFCO HOLDINGS INC.



                                    By:   /s/ Barry F. Schwartz
                                        ----------------------------------------
                                        Barry F. Schwartz
                                        Executive Vice President and General
                                        Counsel

                                        Address:  35 East 62nd Street, New York,
                                           New York  10021
                                        Telecopy: (212) 572-5056
                                        Attention: Barry F. Schwartz










Agreed and accepted as of the
  date first written above:

SCIENTIFIC GAMES CORPORATION

By:  /s/ Martin E. Schloss
    -------------------------------
      Name: Martin E. Schloss
      Title: Vice President
      Address:  750 Lexington Avenue, 25th Floor
         New York, New York  10022
      Telecopy: (212) 754-2372
      Attention: Secretary and General Counsel

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